Presbia PLC

120/121 Baggot Street Lower

Dublin 2 Ireland

May 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Electronics and Machinery

Mail Stop 3030

Washington, DC 20549

Attn: Tim Buchmiller

Re:	Presbia PLC Registration Statement on Form S-3 (File No. 333-210780)

Dear Mr. Buchmiller:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Presbia PLC (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 5:00 p.m., Eastern Standard Time, on May 5, 2016, or as soon as practicable thereafter.

In connection with the acceleration of the Registration Statement, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Peter H. Ehrenberg of Lowenstein Sandler LLP at (212) 204-8697 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

PRESBIA PLC

By:	/s/ Richard T. Fogarty
Name: Richard T. Fogarty
Title: Chief Accounting Officer